

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

June 1, 2016

Via E-mail
Mr. Juan Figuereo
Chief Financial Officer
Revlon, Inc.
One New York Plaza
New York, NY 10004

> **Re:** **Revlon, Inc.**
> **Form 10-K for the Year Ended December 31, 2015**
> **Filed February 26, 2016**
> **File No. 1-11178**

Dear Mr. Figuereo:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Consolidated Financial Statements

Note 16 – Income Taxes, Page F-49

1.   You indicate on page F-50 that the decrease in the deferred tax valuation allowance during 2015 was primarily due to a reduction of the company's valuation allowance on deferred tax assets of jurisdictions outside of the U.S. Please tell us and revise your disclosure in future filings to provide:

- the amount of the valuation allowance released in 2015
- the specific foreign jurisdictions the valuation allowance release was related to
- the reasons for the valuation allowance release; and

- a discussion of the positive and negative evidence that you considered in your analysis

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact SiSi Cheng at (202) 551-5004 or me at (202) 551-3768 if you have any questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief

Office of Manufacturing and Construction